SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Amendment No. 1

International Imaging Systems, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

  (Title of Class of Securities)

00178Q 10 8

  (CUSIP Number)

Stallion Ventures LLC
11125 Colonial County Lane
Charlotte NC 28277
(704) 847-4917

  (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies To:

Richard A. Friedman, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

August 10, 2007

  (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 4 Pages)

CUSIP No. 00178Q 10 8	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Stallion Ventures LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

		476,950
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		476,950
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

476,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.5%
14	TYPE OF REPORTING PERSON*

CO

Page 3 of 4 Pages

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of International Imaging Systems, Inc., a Delaware Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 31200 Via Colinas, Suite 200, Westlake Village, CA 91362.

Item 2. Identity and Background.

This statement is being filed by Stallion Ventures LLC, a Delaware limited liability corporation (“Stallion”). Stallion is principally engaged in investing. Stallion’s business address is 11125 Colonial County Lane, Charlotte NC 28277.

The capital stock of Stallion is owned by Lomond International, Inc. Ralph Olson , the Manager of Stallion, has sole voting and dispositive power over the shares held by Stallion.   Mr. Olson has his business address at 11125 Colonial County Lane, Charlotte NC 28277.   Mr. Olson is a citizen of the United States.

During the past five years, neither of Stallion, Lomond International, Inc. nor Mr. Olson has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On July 24, 2007, Stallion acquired 301,950 (9,058,333 pre 30-for-1 Reverse Split) shares of the Issuer’s Common Stock in a private transaction from its parent company, Lomond International, Inc. The shares were acquired by Lomond as capital contributions from its shareholders. Such shares had previously been acquired by these persons in private transactions from a third party and the Issuer that were completed in September 2006 and November 2006.

On August 10, 2007, Stallion acquired 175,000 shares of Common Stock from the Issuer. The aggregate consideration paid for the Common Stock currently held by Stallion is $45,000.

Item 4. Purpose of Transaction.

Stallion’s acquisition of these shares was made to consolidate the shares that had been acquired pursuant to certain transactions which are described in the Issuer's Form 8-K’s with report dates of September 25, 2006, November 7, 2006 and August 10, 2007 (the “Form 8-K’s”). The original acquisitions of shares by the individuals in September 2006 were reported as having been acquired by a group in a Schedule 13D Filed on September 28, 2006. Stallion is hereby filing this Schedule 13D to report all the shares of the Issuer held and acquired by Stallion and to reflect that Stallion is no longer to be considered as part of any reporting group. Stallion did not acquire the securities for the purpose of acquiring control of the Issuer. As of the filing date, Stallion has no plans or proposals that relate to or would result in any of the actions required to be described in Item 4 (b) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

As of August 20, 2007, Stallion beneficially owned 476,950 shares or 32.5% of the Issuer’s common stock. Stallion has the sole power to vote or dispose of all of its respective shares. The capital stock of Stallion is owned by Lomond. Ralph Olson, the Manager of Stallion, has sole voting and dispositive power over the shares held by Stallion.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Stallion and any other person with respect to any securities of the Issuer.

Page 4 of 4 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1
Stock Purchase Agreement dated as of September 19, 2006 by and among the Registrant, Lomond International, Inc., a North Carolina corporation, C. Leo Smith and certain major shareholders of the Registrant, incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on September 25, 2006.

2	Series A Convertible Preferred Stock Specimen, incorporated by reference to Exhibit 4.1 of the Form 8-K filed by the Issuer on November 7, 2006.

3	Series A Convertible Preferred Stock Certificate of Designations, incorporated by reference to Exhibit 4.2 of the Form 8-K filed by the Issuer on November 7, 2006.

4	Securities Purchase Agreement dated August 10, 2007, incorporated by reference to Exhibit 4.3 of the Form 8-K filed by the Issuer on August 10, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Stallion Ventures LLC

August 23, 2007	By:	/s/ Ralph Olson
Name: Ralph Olson
Title: MANAGER